Exhibit 12.1

Meritage Homes Corporation

Calculation of Ratio of Earnings to Total Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Income/(Loss) from continuing operations before income taxes and minority interest	$111,793	$28,854	$(20,376)	$2,484	$(154,799)	$(275,966)
(Income)/Loss from equity method investees	(9,555)	(10,233)	(5,849)	(5,243)	(4,013)	17,038

	102,238	18,621	(26,225)	(2,759)	(158,812)	(258,928)
Add/(deduct):
+ Fixed Charges	39,403	47,968	45,441	45,936	50,123	53,526
+ Amortization of Capitalized Interest	17,365	15,101	9,863	12,228	25,951	37,233
+ Distributed income of equity method investees	10,796	9,648	6,497	7,263	8,286	10,049
- Interest capitalized	(24,763)	(21,891)	(12,994)	(9,720)	(10,359)	(25,606)

Earnings available for fixed charges	$145,039	$69,447	$22,582	$52,948	$(84,811)	$(183,726)

Fixed Charges:
Interest and other financial charges expensed and capitalized	37,876	46,135	43,393	43,442	46,890	49,259
Interest factor attributed to rentals (a)	1,527	1,833	2,048	2,494	3,233	4,267

Total Fixed Charges	$39,403	$47,968	$45,441	$45,936	$50,123	$53,526

Ratio of earnings to fixed charges	3.7x	1.4x	0.5x	1.2x	(b )	(b )

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by the Company to be representative of the interest factor inherent in rent.

(b)	Earnings were not adequate to cover fixed charges by $134.9M and $237.3M million for the years ended December 31, 2009 and 2008, respectively.